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                          March 6, 2023

       Gerald T. Proehl
       President and Chief Executive Officer
       Dermata Therapeutics, Inc.
       3525 Del Mar Heights Rd., #322
       San Diego, CA 92130

                                                        Re: Dermata
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 1, 2023
                                                            File No. 333-270195

       Dear Gerald T. Proehl:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steven M. Skolnick,
Esq.